Cenovus in top tier of climate change performance ranking

Calgary, Alberta (December 8, 2016) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has been placed in the Leadership level of the annual CDP Climate Change Report. This global ranking recognizes actions the company has taken to manage climate change impacts within its operations and beyond. The score of A- positions Cenovus in the top quartile of all global companies assessed by CDP and it is one of only two Canadian energy companies at the Leadership level. These results were announced today as part of CDP’s Canada Report.

“This CDP ranking is an acknowledgement of our significant efforts to reduce greenhouse gas emissions at our operations and to support policy that encourages actions to address climate change more broadly,” said Jon Mitchell, Cenovus Vice-President Environment & Sustainability. “We will continue to transparently communicate the innovative ways we plan our business to be both cost and carbon competitive over the long term.”

Since Cenovus became a company in 2009, it has consistently been recognized by CDP for leadership in its disclosure of greenhouse gas emissions. This year, CDP updated the scope and methodology of its report to combine its carbon disclosure assessment with measurement of a company’s climate change mitigation performance and progress towards achieving the goals of the Paris Climate Agreement. Cenovus’s top-tier ranking for 2016 is a result of the company’s meaningful greenhouse gas targets and the actions it has taken to reduce emissions. The ranking also recognizes Cenovus’s efforts to track its progress, identify and manage risks and opportunities related to climate change, and integrate climate change considerations into all business decisions.

Additional information about Cenovus’s environmental performance can be found on its website and in its annual corporate responsibility report, which is available at cenovus.com/responsibility.

CDP, formerly Carbon Disclosure Project, is an international not-for-profit organization that provides climate research, measurement and reporting services. It works with 827 international investors with assets of US$100 trillion and 89 purchasing organizations with a combined annual spend of over US$2.7 trillion to motivate companies to disclose their impacts on the environment and natural resources and take actions to reduce them. For more informion about CDP and the Climate Change Report, go to cdp.net.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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Cenovus contact:

Media relations general line

403-766-7751

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